SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549


                                SCHEDULE 14D-9
                  Solicitation/Recommendation Statement Pursuant to
               Section 14(d)(4) of the Securities Exchange Act of 1934
                              (Amendment No. 3)


                 RESOURCES ACCRUED MORTGAGE INVESTORS 2, L.P.
                          (Name of Subject Company)


                 Resources Accrued Mortgage Investors 2, L.P.
                     (Name of Person(s) Filing Statement)

                        Limited Partnership Interests
                        (Title of Class of Securities)


                                Not Applicable
                    (CUSIP Number of Class of Securities)


                                  Ben Farahi
                                   Manager
                                  Maxum LLC
                              1175 W. Moana Lane
                              Reno, Nevada 89509
                                (775) 825-3355
                    (Name, address and telephone number of
                     person authorized to receive notices
                      and communications on behalf of the
                         person(s) filing statement)



[   ]  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
     This Amendment No. 3 amends the Schedule 14D-9 filed by Resources Accrued Mortgage Investors 2, L.P., a Delaware limited partnership (the "Partnership"), on February 18, 2003, and amended on March 13, 2003 and March 21, 2003, relating to the tender offer of Virginia Springs Limited Liability Company ("Virginia Springs"), to purchase up to 15,000 units of limited partnership of the Partnership (the "Units") at a purchase price of $68 per Unit, pursuant to the terms of an Offer to Purchase dated February 18, 2003, as supplemented on March 13, 2003, March 21, 2003 and April 23, 2003, and the related Letter of Transmittal.

Item 3.  Past Contracts, Transactions, Negotiations and Agreements.

     Under the Partnership's Limited Partnership Agreement, the general partner of the Partnership (the "General Partner") is entitled to receive 2.5% of the Partnership's income, loss, capital and distributions including without limitation the Partnership's cash flow from operations and disposition proceeds. However, since the Partnership acquired the deed to Sierra Marketplace, the shopping center that secured the sole remaining mortgage loan held by the Partnership (the "Mortgage Loan"), in early March 2003, the Partnership has not yet determined the amount of distributions to be made from operations, if any. The General Partner may also be entitled to receive certain fees or other compensation as a result of the Partnership's ownership of Sierra Marketplace, the amount of which, if any, has not yet been determined. For the year ended December 31, 2002, the General Partner was allocated $38,265 of taxable income.

     A conflict of interest exists for the General Partner between continuing the Partnership and the right to receive the amounts described above and liquidating the Partnership.

     In addition, as disclosed in Item 2, the General Partner is affiliated with the Bidder.

Item 9.  Exhibits.

     The following Exhibits are filed herewith:

     (a) (1) Letter to Limited Partners dated February 18, 2003 (previously filed).

     (a)(2) Letter to Limited Partners dated March 13, 2003 (previously filed).

     (a)(3) Letter to Limited Partners dated March 21, 2003 (previously filed).

     (a)(4) Letter to Limited Partners dated April 23, 2003.
                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 23, 2003
                                    RESOURCES ACCRUED MORTGAGE 2, L.P.

                                    By: Maxum LLC,
                                    General Partner

                                     By: /s/ Ben Farahi
                                             Ben Farahi
                                             Manager

                                                               Exhibit (a)(4)

                 RESOURCES ACCRUED MORTGAGE INVESTORS 2, L.P.
                             1175 West Moana Lane
                                  Suite 200
                              Reno, Nevada 89509

                                April 23, 2003

Dear Limited Partner:

     Please be advised that on April 23, 2003, the general partner of your partnership received a third amendment to the unsolicited tender offer dated February 18, 2003 and amended on March 13, 2003 and March 21, 2003 to purchase up to 15,000 of the outstanding limited partnership interests of the partnership. This latest amendment increased the number of limited partnership interests to be purchased to 15,000 from 12,000, extended the offer until May 21, 2003 and updated certain of the information contained in the Offer to Purchase.

     Due to the affiliation between Virginia Springs Limited Liability Company, the entity making the offer ("Virginia Springs"), and the general partner or your partnership, we are making no recommendation and are remaining neutral as to whether limited partners should tender their units to Virginia Springs. You will have to make the determination as to whether to wait for the liquidation of your partnership's assets or to sell your interests now at the tender offer price. We do recommend, however, that if you chose to sell your interests prior to liquidation, you consider other options for sale, including the informal secondary market for the units.

     Please be advised that by accepting this offer, you will no longer have an ownership interest in the partnership's assets; thus, you will not share in any potential change in their value if you chose to pursue the tender offer. In addition, in making a decision in whether to tender your units, we recommend that you consult with your financial and tax advisors.

     If you have any questions or would like any further information, please contact us (775) 825-3355.

                             Sincerely,

                             RESOURCES ACCRUED MORTGAGE INVESTORS 2, L.P.